                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                              (Amendment No. 2)(1)




                               SAPIENT CORPORATION
                               -------------------
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   803062 10 8
                                 --------------
                                 (CUSIP Number)



      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 803062 10 8                                         PAGE 2 OF 8 PAGES
          -----------                                             ---  ---

--------------------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       J. Stuart Moore

--------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  (3)  SEC USE ONLY


--------------------------------------------------------------------------------
  (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

       United State of America
--------------------------------------------------------------------------------
                   5.  SOLE VOTING POWER
                       4,379,700 shares (Includes 1,867,745 shares held by the
                       J. Stuart Moore Eight Year Qualified Annuity Trust -
                       1996, of which Mr. Moore is the sole Trustee.)
     NUMBER OF     -------------------------------------------------------------
      SHARES       6.  SHARED VOTING POWER
   BENEFICIALLY        0 shares. Mr. Moore's wife shares voting control over
     OWNED BY          13,860 shares held  by the J. Stuart Moore Irrevocable
       EACH            Trust of which she is a co-trustee.
     REPORTING     -------------------------------------------------------------
      PERSON       7.  SOLE DISPOSITIVE POWER
       WITH            4,379,700 shares (Includes 1,867,745 shares held by the
                       J. Stuart Moore Eight Year Qualified Annuity Trust -
                       1996, of which Mr. Moore is the sole trustee.)
                   -------------------------------------------------------------
                   8.  SHARED DISPOSITIVE POWER
                       959,240 shares (Composed of 521,027 shares held by the
                       J. Stuart Moore Two Year Qualified Annuity Trust - 1998,
                       and 438,213 shares held by the J. Stuart Moore Remainder
                       Trust. Mr. Moore is a co-trustee of each of these trusts
                       and shares dispositive power over the shares held by the
                       trusts.) Mr. Moore's wife has shared dispositive control
                       over 13,860 shares held by the J. Stuart Moore
                       Irrevocable Trust, of which she is a co-trustee.
-------------------------------------------------------------------------------
  (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       Mr. Moore has or shares voting or investment control over 5,338,940 Shares (Includes 521,027 shares held by the J. Stuart Moore Two Year Qualified Annuity Trust - 1998, 1,867,745 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust- 1996 and 438,213 shares held by the J. Stuart Moore Remainder Trust.) Mr. Moore's wife has or shares voting or investment control with respect to 13,860 shares held by the
       J. Stuart Moore Irrevocable Trust of which she is a co-trustee.

       Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.
--------------------------------------------------------------------------------
 (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

       Not Applicable
--------------------------------------------------------------------------------
 (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       20.1%
--------------------------------------------------------------------------------
 (12)  TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP NO. 803062 10 8                                         PAGE 3 OF 8 PAGES
          -----------                                             ---  ---

--------------------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       J. Stuart Moore Eight Year Qualified Annuity Trust - 1996

--------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  (3)  SEC USE ONLY


--------------------------------------------------------------------------------
  (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

       Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                   5.  SOLE VOTING POWER
                       1,867,745 shares (voting control of these shares is held
                       by Mr. Moore, the sole trustee of the trust).
     NUMBER OF     -------------------------------------------------------------
      SHARES       6.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          0 Shares.
       EACH        -------------------------------------------------------------
    REPORTING      7.  SOLE DISPOSITIVE POWER
      PERSON           1,867,745 Shares (dispositive control of these shares is
       WITH            held by Mr. Moore, the sole trustee of the trust).
                   -------------------------------------------------------------
                   8.  SHARED DISPOSITIVE POWER

                       0 Shares.
--------------------------------------------------------------------------------
  (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,867,745 shares are held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996.
--------------------------------------------------------------------------------
 (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       Not Applicable
--------------------------------------------------------------------------------
 (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.0%
--------------------------------------------------------------------------------
 (12)  TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 803062 10 8
---------------------


ITEM 1(a)         NAME OF ISSUER:

                  Sapient Corporation


ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

                  One Memorial Drive
                  Cambridge, Massachusetts 02142


ITEM 2(a)         NAME OF PERSON FILING:

                  J. Stuart Moore for himself and on behalf of the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996


ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  J. Stuart Moore
                  c/o Sapient Corporation
                  One Memorial Drive
                  Cambridge, MA  02142

                  The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 receives its mail c/o Mr. Moore.


ITEM 2(c)         CITIZENSHIP:

                  Mr. Moore is a citizen of the United States of America.

                  The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 is organized under the laws of the Commonwealth of Massachusetts.


ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value per share.


ITEM 2(e)         CUSIP NUMBER:


                  803062 10 8

CUSIP NO. 803062 10 8
---------------------


ITEM 3            DESCRIPTION OF PERSON FILING:

                  Not applicable.


ITEM 4            OWNERSHIP:

                  (a)      AMOUNT BENEFICIALLY OWNED:

                           Mr. Moore has or shares voting or investment control over 5,338,940 shares (Includes 521,027 shares held by the J. Stuart Moore Two Year Qualified Annuity Trust - 1998, 1,867,745 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 and 438,213 shares held by the J. Stuart Moore Remainder Trust). Mr. Moore's wife has or shares voting or investment control with respect to 13,860 shares held by the J. Stuart Moore Irrevocable Trust, of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.

                           The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 holds 1,867,745 shares.

                  (b)      PERCENT OF CLASS:

                           Mr. Moore has or shares voting or investment control over shares representing 20.1% of the issuer's outstanding stock.

                           The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 holds shares representing 7.0% of the issuer's outstanding stock.

                  (c)      NUMBER OF SHARES AS TO WHICH PERSON HAS:

                           (i)      sole power to vote or to direct the vote:

                                    Mr. Moore has sole power to direct the vote of 4,379,700 shares. (Includes 1,867,745 shares held by the J. Stuart Moore Eight
                                    Year Qualified Annuity Trust - 1996, of
                                    which Mr. Moore is the sole trustee.)

                           (ii)     shared power to vote or to direct the vote:

CUSIP NO. 803062 10 8
          -----------



                           Mr. Moore has shared power to direct the vote of 0 shares. Mr. Moore's wife has shared voting control over 13,860 shares held by the J. Stuart Moore Irrevocable Trust, of which she is a co-trustee.

                  (iii) sole power to dispose or to direct the disposition of:

                           Mr. Moore has sole power to dispose of 4,379,700 shares. (Includes 1,867,745 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996, of which Mr. Moore is the sole trustee.)

                  (iv) shared power to dispose or to direct the disposition of:

                           Mr. Moore has shared dispositive power over 959,240 shares (Composed of 521,027 shares held by the J. Stuart Moore Two Year Qualified Annuity Trust - 1998, and 438,213 shares held by the J. Stuart Moore Remainder Trust. Mr. Moore is a co-trustee of each of these trusts and shares dispositive power over the shares held by the trusts.) Mr. Moore's wife has shared dispositive control over 13,860 shares held by the J. Stuart Moore Irrevocable Trust, of which she is a co-trustee.


ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable.


ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  During the term of the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 Mr. Moore is the only beneficiary of such trust.

                  During the term of the J. Stuart Moore Two Year Qualified Annuity Trust - 1998 Mr. Moore, Mr. Moore's wife and Mr. Moore's children are the beneficiaries of such trust.

                  Mr. Moore's children are the beneficiaries of the J. Stuart Moore Remainder Trust.

CUSIP NO. 803062 10 8
---------------------



                  Mr. Moore's wife and children are the beneficiaries of the J. Stuart Moore Irrevocable Trust.


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable.


ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable.


ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.


ITEM 10           CERTIFICATION:

                  Not Applicable.

CUSIP NO. 803062 10 8
---------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: February 12, 1999



                                    /s/ J. Stuart Moore
                                    --------------------------------------------
                                    J. Stuart Moore, individually and as a
                                    trustee of the J. Stuart Moore Two Year
                                    Qualified Annuity Trust-1998, the J. Stuart
                                    Moore Eight Year Qualified Annuity
                                    Trust-1996 and the J. Stuart Moore Remainder
                                    Trust






                                   /s/ Paul E. George
                                   ---------------------------------------------
                                    Paul E. George, Esq., individually and as
                                    co-trustee of the J. Stuart Moore Gift Trust
                                    of 1995, the J. Stuart Moore Two Year
                                    Qualified Annuity Trust-1998, the J. Stuart
                                    Moore Eight Year Qualified Annuity
                                    Trust-1996, the J. Stuart Moore Remainder
                                    Trust and the J. Stuart Moore Irrevocable
                                    Trust








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